Exhibit 99.1

Scorpio Tankers Inc. Announces Agreement to Purchase Newbuilding Contracts, Agreements to Sell Three of Its Older Vessels, Delivery of Six Vessels, and a Conference Call

MONACO--(Marketwired – December 17, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it (i) has reached an agreement to purchase four LR2 newbuilding contracts and options to purchase two additional LR2 newbuilding contracts, (ii) has reached agreements to sell three of its older vessels, (iii) has taken delivery of six newbuilding vessels, and (iv) will have a conference call on Wednesday December 17, 2014 at 10:00 AM EST or 4:00 PM CET.

Newbuildings Contracts and Options

The Company reached an agreement with Scorpio Bulkers Inc., a related party, to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in Korea and options, which expire on May 31, 2015, to purchase two additional LR2 newbuilding contracts.  The purchase price for each of the four LR2 newbuilding contracts is $51.0 million with scheduled vessel deliveries in the first three quarters of 2016.  The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016.

The independent members of the Company’s Board of Directors unanimously approved the transaction with Scorpio Bulkers Inc. described in the preceding paragraph.

Sale of Three Vessels

The Company reached agreements to sell Venice (2001 built Post-Panamax), STI Harmony (2007 built LR1), and STI Heritage (2008 built LR1) for approximately $74.0 million in aggregate.  In connection with the Company’s entry into these vessel sale agreements, the Company will record a write-down of approximately $2.6 million in the fourth quarter of 2014.

Newbuilding Vessel Deliveries

The Company recently took delivery of the following vessels:

•	STI Condotti, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries. Upon delivery, this vessel began a voyage for 55 days at approximately $30,000 per day.
•	STI Battery, an MR product tanker, was delivered from Hyundai Mipo Dockyard of South Korea (“HMD”). Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.
•	STI Soho, an MR product tanker, was delivered from SPP Shipbuilding Co., Ltd. of South Korea. Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.
•	STI Finchley, STI Clapham and STI Poplar, Handymax product tankers were delivered from HMD. Upon delivery, each vessel began a time charter for up to 120 days at approximately $14,000 per day.

Conference Call

The Company will have a conference call on Wednesday December 17, 2014 at 10:00 AM Eastern Standard Time and 4:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-221-3848 (U.S.) or 1(913)-312-0975 (International).  The conference participant passcode is 8787275. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 57 tankers (seven LR2 tankers, two LR1 tankers, 13 Handymax tankers, 34 MR tankers, and one post-Panamax tanker) with an average age of 1.3 years, time charters-in 24 product tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 24 newbuilding product tankers (11 MR, 11 LR2, and two Handymax ice class-1A product tankers), 13 of which are expected to be delivered in the first quarter of 2015, seven of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company has also reached agreements to sell three of its older vessels (two LR1 tankers and one post-Panamax tanker).  The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616